NICE SYSTEMS LTD.
22 Zarchin Street
PO Box 690
Ra’anana 43107, Israel

October 22, 2013

VIA EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NICE-Systems Ltd. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 25, 2013 File No. 000-27466

Dear Mr. Wilson:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 26, 2013 regarding the Annual Report on Form 20-F of NICE Systems Ltd. (“NICE” or the “Company”), filed on March 25, 2013 (“Form 20-F”).

For reference purposes, each heading and comment in your letter has been reproduced below in bold, followed by the Company’s response to such comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 61

1.
We note your disclosure with regard to your Financial Crime and Compliance Solutions segment that because the estimated fair value did not exceed the carrying value in the quantitative test, no impairment of goodwill existed and the second step of the goodwill impairment test was not required. If the estimated fair value did not exceed the carrying value in the quantitative test, please clarify why the second step

Mr. Craig Wilson
October 22, 2013

of the goodwill impairment test was not required. Otherwise, please clarify your disclosures. Further, please ensure your disclosures on page F-21 are consistent with these disclosures. In this regard, you disclose that you performed the annual impairment tests during the fourth quarter of 2012 and did not identify any impairment losses. Please clarify whether you performed the second step of the goodwill impairment test. Lastly, considering your disclosure that the estimated fair value of this reporting unit was not substantially in excess of its carrying value, please tell us what consideration you gave to disclosing the following:

•	The degree of uncertainty associated with the key assumptions; and
•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

   The Staff's comment about the Company's disclosure regarding its Financial Crime and Compliance Solutions segment is duly noted.   The Company clarifies that it inadvertently indicated in the second to last sentence on page 61 of the Form 20-F that the estimated fair value did not exceed the carrying value in the quantitative test.  It should have indicated that the fair value did exceed the carrying value in the quantitative test.  Therefore the second step of the goodwill impairment test was not required and accordingly was not performed. This corrected statement is also consistent with the immediately preceding sentence that clearly indicated that the estimated fair value of that segment exceeded its carrying amount by approximately 13%, as well as with the disclosure in the last sentence on page F-21, which indicated that no impairment losses were identified during the annual impairment tests.

    The Company respectfully advises the Staff that it believes that the degree of uncertainty associated with the key assumptions and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value are discussed on page 61 of the Form 20-F, where the Company discusses the methodology used to determine the fair value of all reporting units.  The Company also discussed on page 61 the key assumptions used in the determination of the fair value of the Financial Crime and Compliance Solutions reporting unit for which an unfavorable change would cause such unit to be at risk of failing the first step of the goodwill impairment test.  The Company notes that there are not any specific events and/or changes in circumstances specified with regard to this business unit, as the potential events and/or changes in circumstances that could be expected to adversely affect the key assumptions used in the determination of estimated value of our reporting units are applicable to the Company as a whole.

Mr. Craig Wilson
October 22, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 — Taxes on Income, page F-42

2.
We note that your tax rate reconciliation includes a benefit of 7% relating to a change in valuation allowance and a benefit of 17% relating to earnings taxed under foreign law. Please clarify the reason for the change in valuation allowance and clarify the nature of the reconciling item for earnings taxed under foreign law. As part of your response, tell us the countries that most significantly impact these earnings and the tax rates in these countries. Also, please explain any significant differences in these countries and tax rates as compared to prior periods. Tell us what consideration you gave to disclosing these factors.

The Company included a benefit of 7% relating to a reduction in valuation allowance. This benefit mainly arose upon the first time recognition of deferred tax assets for net operating losses which upon their acquisition in 2010 were previously considered to be significantly restricted under ownership change limitations pursuant to Section 382 of the Internal Revenue Code. Following the Company’s calculation in 2012 of the estimated recognized built-in gain under the Section 338 Approach of Notice 2003-65 with respect to the ownership change at issue, the limitation was alleviated requiring a reassessment of the valuation allowance. The remaining benefit arose from ongoing movements of future reversal of existing temporary differences derived from changes in the estimated future taxable income resulting in a corresponding reduction in the valuation allowance.

The Company also recorded a benefit of approximately 17.5% relating to earnings taxed under foreign law. As a global corporation, the Company is subject to income and other taxes in various foreign jurisdictions. The Company's domestic and international tax liabilities are determined as a function of the generation of revenues and expenses in different jurisdictions in accordance with accepted transfer pricing principles and resulting inter-company charges between the entities within the group. As disclosed in note 13(f) on page F-46, for the year ended December 31, 2012, the Company recognized a loss before taxes on its foreign income amounting to approximately $13.7 million compared to income before taxes of approximately $22.8 million in 2011. This significant reduction of the Company's foreign income was principally derived from the amortization of intangible assets recorded upon two foreign acquisitions completed during the last quarter of 2011 and the first quarter of 2012. As a result of this foreign loss, the Company recorded a corresponding tax benefit that when calculated as percentage of the consolidated income before taxes on income results in a disproportionately highly weighted reconciling item.

This benefit principally arose as a result of the realization of deferred tax liabilities recorded against the intangibles acquired in these two acquisitions and other purchase accounting adjustments. The Company has recorded these deferred tax liabilities on the difference between the amounts assigned to the acquired intangible assets and other purchase accounting adjustments for financial reporting and tax purposes. The deferred tax liabilities were correspondingly realized through the amortization of the acquired intangible assets related to these acquired foreign companies. Thus, the majority of the 17.5% benefit reflected in the reconciling item of earnings taxed under foreign law is a result of the difference between the tax benefit related to these two acquisitions which was calculated using the applicable effective tax rates in the US (37%) and to a

Mr. Craig Wilson
October 22, 2013

lesser extent in the UK (24%) and the statutory tax rate in Israel (25%). That is, the reconciling impact to the Israeli statutory rate mainly arose from the 12% difference on the annual amortization of the acquired intangible assets derived from the US acquisition.

The other effects on the reconciling item of Earnings taxed under foreign law arose as a result of the geographical mix of where the Company’s profits were earned and the applicable tax rates thereon.  This resulted in relatively more taxable income recorded during 2012 as compared to 2011 by certain subsidiaries which have lower statutory or effective tax rates than our domestic  statutory tax rate of 25%.

The Company further notes that it acknowledge the Staff's comment about the disclosure of these factors and respectfully advises the Staff that it will provide such disclosure in future filings to the extent relevant.

* * * *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at  +972-9-7753899.

Very truly yours,

/s/ Dafna Gruber
Dafna Gruber Chief Financial Officer

CC:           Ms. Laura Veator